EXHIBIT 12.1

Standex International Corporation
Ratio of Earnings to Fixed Charges

	Three months ended
	September 30,		Year ended June 30,
(in thousands, except for ratios)	2015	2014	2015	2014	2013	2012	2011
Earnings:
Income from continuing operations before
provision (benefit) for income taxes	22,649	20,859	76,117	67,803	59,298	61,595	52,668

Add:
Fixed charges	809	804	3,749	2,780	2,933	2,737	2,508
Total earnings	23,458	21,663	79,866	70,583	62,231	64,332	55,176

Fixed charges
Interest expense (2)	644	643	3,161	2,249	2,469	2,280	2,107
Rental interest factor	165	161	588	531	464	457	401
Total fixed changes	809	804	3,749	2,780	2,933	2,737	2,508

Ratio of earnings to fixed charges (1)	28.99:1	26.94:1	21.30:1	25.39:1	21.22:1	23.51:1	22.00:1

(1)

For purposes of calculating the ratio of earnings to fixed charges, the sum of income from continuing operations before provision for income taxes plus fixed charges is divided by fixed charges.  "Fixed charges" represent interest expense and the estimated interest component of rental expense.

(2)	Includes amortization of deferred financing cost and discount on debt issuance.